T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

September 29, 2009

TSX-V Trading symbol: LVN
Berlin & Frankfurt:  LO9

BARRICK TO BEGIN DRILLING ON NORMA SASS,
CORTEZ GOLD TREND, NEVADA

Levon Resources Ltd. (“LEVON”) is pleased to announce that Barrick Cortez Gold Mines (“Barrick”) have notified Levon that the planned drilling program at Levon’s 1/3 owned Norma Sass property (Coral Gold Resources Ltd. 2/3) will commence in the first week of October.

The current proposed drilling will consist of two mud rotary holes with target depths on the order of approximately 1,800 to 2,000 feet to test structural and geochemical targets in the Lower Plate carbonate sequence, with the potential to go deeper as the rock dictates.

The Norma Sass property is situated in the Crescent Valley, Nevada, USA approximately 1 mile south west of Barrick’s former producing Gold Acres, open pit mine and two miles west of Barrick’s currently producing Pipeline Mine.

Barrick is currently earning an interest of up to 75% in the Norma Sass property under the terms of the September 28, 2008 agreement.

Barrick may earn a 60% interest by incurring total exploration expenditures of at least US$3 million in annual installments by December 31, 2014.  Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US$1.5 million by December 31, 2015.  Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying Levon and Coral through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out Levon’s and Coral’s joint interest by paying US$6 million and granting them a 2% net smelter return royalty.

The drill contractor is Lang Exploratory Drilling of Elko, Nevada using an LM120 rig.

The program is expected to take six weeks.

This news release is prepared by Chris Sampson, P.Eng, Qualified Person for NI43-101.

Levon is a junior gold exploration company with key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada, the Norma Sass and Ruf claims near the Pipeline gold deposit being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA, and the Cordero Silver, Gold, Zinc, Lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.